Exhibit 99.1

LightInTheBox Reports First Quarter 2020 Financial Results

Beijing, China, June 19, 2020 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights

•                      Total revenues increased 1.3% year-over-year to $51.5 million.

•                      Gross margin expanded further to 46.4% from 40.4% last quarter and 34.8% in the same quarter of 2019.

•                      Third consecutive quarter of GAAP profitability despite impact from COVID-19 pandemic with net income of $0.7 million, compared with a net loss of $14.1 million in the same quarter of 2019.

•                      Adjusted EBITDA improved significantly, increasing to earnings of $1.4 million, compared with a loss of $7.9 million in the same quarter of 2019.

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “We responded quickly and decisively to the outbreak of COVID-19 by implementing a number of strategic initiatives to provide us with the flexibility needed to adapt to a challenging global economic environment. Seasonally, the first quarter is generally the slowest quarter of the year, so the COVID-19 induced economic disruption made the operating environment even more difficult. We took advantage of the temporary slowdown to deepen relationships with high-quality suppliers, optimize our product portfolio and category mix, and improve order fulfillment speed. We also prioritized the health and safety of our employees to ensure business continuity and adequately prepare for the resumption of normal operations while demonstrating our commitment to corporate social responsibility by including free medical face masks in numerous orders shipped to markets that were being impacted heavily by the pandemic. Despite the challenging operational environment, our financial results this quarter are a reflection of our ability to adapt and is highlighted by our third and consecutive quarter of GAAP profitability which I believe demonstrates the long-term growth trajectory we are on. We remain focused on executing our strategy and are very encouraged by our improvements to date. We are already starting to see certain product categories regain strong growth momentum towards the end of the second quarter as global markets begin re-opening and expect that both our operating and financial results will continue to improve going forward.”

First Quarter 2020 Financial Results

Total revenues increased by 1.3% year-over-year to $51.5 million from $50.9 million in the same quarter of 2019. Revenues generated from product sales were $49.9 million, compared with $49.8 million in the same quarter of 2019. Revenues from service and others were $1.6 million, compared with $1.1 million in the same quarter of 2019.

The number of orders for product sales was 1.0 million in the first quarter of 2020, compared with 1.2 million in the same quarter of 2019. The number of customers for product sales was 0.8 million for the first quarter of 2020, compared with 0.6 million in the same quarter of 2019.

Revenues generated from product sales in the apparel category were $13.4 million in the first quarter of 2020, compared with $14.4 million in the same quarter of 2019. As a percentage of product sales, apparel revenues accounted for 26.8% in the first quarter of 2020, compared with 28.9% in the same quarter of 2019. Revenues generated from product sales from other general merchandise were $36.5 million in the first quarter of 2020.

Total cost of revenues was $27.6 million in the first quarter of 2020, compared with $33.2 million in the same quarter of 2019. Cost for product sales was $26.9 million in the first quarter of 2020, compared with $32.8 million in the same quarter of 2019. Cost for service and others was $0.7 million in the first quarter of 2020, compared with $0.4 million in the same quarter of 2019.

Gross profit in the first quarter of 2020 was $23.9 million, compared with $17.7 million in the same quarter of 2019. Gross margin was 46.4% in the first quarter of 2020, compared with 34.8% in the same quarter of 2019. The increase in gross margin was a result of the Company’s continuous efforts to drive revenues from categories with higher margins.

Total operating expenses in the first quarter of 2020 were $27.1 million, compared with $26.5 million in the same quarter of 2019.

•                      Fulfillment expenses in the first quarter of 2020 were $5.0 million, compared with $5.2 million in the same quarter of 2019. As a percentage of total revenues, fulfillment expenses were 9.8% in the first quarter of 2020, compared with 10.2% in the same quarter of 2019 and 10.7% in the fourth quarter of 2019.

•                      Selling and marketing expenses in the first quarter of 2020 were $14.8 million, compared with $9.3 million in the same quarter of 2019. As a percentage of total revenues, selling and marketing expenses were 28.7% for the first quarter of 2020, compared with 18.3% in the same quarter of 2019 and 23.9% in the fourth quarter of 2019.

•                      G&A expenses in the first quarter of 2020 were $7.3 million, compared with $12.0 million in the same quarter of 2019. As a percentage of total revenues, G&A expenses were 14.1% for the first quarter of 2020, compared with 23.6% in the same quarter of 2019 and 11.8% in the fourth quarter of 2019. Included in G&A expenses, R&D expenses in the first quarter of 2020 were $3.5 million, compared with $4.2 million in the same quarter of 2019.

Net income was $0.7 million in the first quarter of 2020, compared with a net loss of $14.1 million in the same quarter of 2019.

Net income per American Depository Share (“ADS”) was $0.01 in the first quarter of 2020, compared with net loss per ADS of $0.21 in the same quarter of 2019. Each ADS represents two ordinary shares. The diluted net income per ADS was $0.01 in the first quarter of 2020, compared with the diluted net loss per ADS of $0.21 in the same quarter of 2019.

In the first quarter of 2020, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 102,240,901 and the diluted weighted average number of ADSs was 112,122,548.

Adjusted EBITDA, which represents gain  / (loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses, was earnings of $1.4 million in the first quarter of 2020, compared with a loss of  $7.9 million in the same quarter of 2019.

As of March 31, 2020, the Company had cash and cash equivalents and restricted cash of $35.6 million, compared with $40.4 million as of December 31, 2019.

Business Outlook

For the second quarter of 2020, based on current information available to the Company and business seasonality, the Company expects net revenues to be between $105 million and $120 million.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

“Adjusted EBITDA” represents gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

Conference Call

The Company will hold a conference call to discuss the results at 7:00 a.m. Eastern Time on June 19, 2020 (7:00 p.m. Beijing Time on the same day).

Preregistration Information

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/8893322. Once preregistration has been complete, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through June 26, 2020. The dial-in details are:

US/Canada:	+1-855-452-5696
Hong Kong:	800-963-117
International:	+61-2-8199-0299
Passcode:	8893322

Additionally, a live and archived webcast of the conference call will be available on the Company’s Investor Relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and other websites and mobile applications, which are available in 23 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email:  ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of March 31,
	2019	2020
ASSETS
Current Assets
Cash and cash equivalents	37,736	33,902
Restricted cash	2,709	1,684
Accounts receivable, net of allowance for doubtful accounts	1,356	1,411
Amounts due from related parties	4,600	2,802
Inventories	7,357	7,316
Prepaid expenses and other current assets	3,619	4,121
Total current assets	57,377	51,236
Property and equipment, net	3,502	3,245
Intangible assets, net	8,516	8,350
Goodwill	27,922	27,465
Operating lease right-of-use assets	12,233	13,504
Long-term rental deposits	778	723
Long-term investments	2,873	6,634
TOTAL ASSETS	113,201	111,157

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	17,643	11,957
Amounts due to related parties	186	167
Advance from customers	21,731	28,921
Operating lease liabilities	3,470	4,642
Accrued expenses and other current liabilities	28,642	24,273
Total current liabilities	71,672	69,960

Operating lease liabilities	8,801	9,173
Long-term payable	847	726
TOTAL LIABILITIES	81,320	79,859

EQUITY
Ordinary shares	14	17
Additional paid-in capital	262,888	278,804
Forward contracts	15,769	—
Treasury shares, at cost	(27,512)	(28,268)
Accumulated other comprehensive loss	(1,444)	(2,165)
Accumulated deficit	(217,888)	(217,267)
Non-controlling interests	54	177
TOTAL EQUITY	31,881	31,298
TOTAL LIABILITIES AND EQUITY	113,201	111,157

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three-month Period Ended
	March 31,	March 31,
	2019	2020
Revenues
Product sales	49,789	49,936
Services and others	1,084	1,582
Total revenues	50,873	51,518
Cost of revenues
Product sales	(32,785)	(26,905)
Services and others	(357)	(712)
Total Cost of revenues	(33,142)	(27,617)
Gross profit	17,731	23,901
Operating expenses
Fulfillment	(5,265)	(5,049)
Selling and marketing	(9,269)	(14,780)
General and administrative	(11,984)	(7,268)
Other operating income	—	13
Total operating expenses	(26,518)	(27,084)
Loss from operations	(8,787)	(3,183)
Interest income	123	47
Interest expense	(20)	(30)
Change in fair value of convertible promissory notes	(5,337)	—
Other Income,net	—	3,913
Total other (loss) / income	(5,234)	3,930
(Loss) / Income before income taxes and gain from an equity method investment	(14,021)	747
Income tax expense	(216)	(3)
Gain from an equity method investment	127	—
Net (loss) / income	(14,110)	744
Less: Net income attributable to non-controlling interests	32	123
Net (loss) /income attributable to LightInTheBox Holding Co., Ltd.	(14,142)	621

Weighted average numbers of shares used in calculating (loss) / income per ordinary share
—Basic	134,458,170	204,481,801
—Diluted	134,458,170	224,245,096

Net (loss) / income per ordinary share
—Basic	(0.11)	0.00
—Diluted	(0.11)	0.00

Net (loss) / income per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.21)	0.01
—Diluted	(0.21)	0.01

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three-month Period Ended
	March 31,	March 31,
	2019	2020

Net (loss) / income	(14,110)	744

Less: Interest income	123	47
Interest expense	(20)	(30)
Income tax expense	(216)	(3)
Depreciation and amortization	(628)	(551)
EBITDA	(13,369)	1,281

Less: Share-based compensation	(157)	(149)
Change in fair value of convertible promissory notes	(5,337)	—
Adjusted EBITDA*	(7,875)	1,430

* Adjusted EBITDA represents gain /(loss) from operations before share-based compensation expense, change in fair value of convertible promissory notes, interest income, interest expense, income tax expense and depreciation and amortization expenses.